

August 2, 2016

<u>Via E-mail</u>
Ali Hussein El-dirani Khirdahi
  Principal Financial Officer
Fitvia Corp. (f/k/a Breezer Ventures Inc.)
San Francisco Bay, Torre 200, Apt 25D
Panama City, Panama

> **Re: Fitvia Corp. (formerly known as Breezer Ventures Inc.)**
> **Item 4.01 Form 8-K**
> **Filed February 5, 2014**
> **File No. 333-129229**

Dear Mr. Khirdahi:

We issued comments to you on the above captioned filings on February 7, 2014. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 16, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure